Exhibit 4.7
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Jackson Financial Inc. has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) our common stock, par value $0.01 per share (the “Common Stock”); and (ii) our depositary shares (the “Depositary Shares”), each representing a 1/1,000th interest in a share of our Fixed-Rate Reset Noncumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”).

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Third Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), our Amended and Restated By-Laws, effective as of December 8, 2022 (the “By-Laws”), and, in the case of the Depositary Shares, the Deposit Agreement, dated as of March 13, 2023 (the "Deposit Agreement”), among us, Equiniti Trust Company, as depositary, and the holders from time to time of the Depositary Shares, each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.7 is a part. We encourage you to read our Certificate of Incorporation, our By-Laws, the applicable provisions of the Delaware General Corporation Law, as amended (the “DGCL”), and, in the case of the Depositary Shares, the Deposit Agreement, for additional information.

Our authorized capital stock consists of 1,000,000,000 shares of Common Stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $1.00 per share. With respect to the preferred stock, 24,000 shares have been designated as Series A Preferred Stock and the remaining 99,976,000 are undesignated. Our board of directors is authorized without further shareholder action to cause the issuance of additional shares of preferred stock. Any additional preferred stock may be issued in one or more series, each with preferences, limitations, designations, conversion or exchange rights, voting rights, dividend rights, redemption provisions, voluntary and involuntary liquidation rights and other rights as our board may determine at the time of issuance. As of February 20, 2024, 77,412,271 shares of our Common Stock were issued and outstanding. As of February 20, 2024, there were 22,000,000 Depositary Shares issued and outstanding, representing 22,000 shares of Series A Preferred Stock;

Common Stock

Voting Rights

Holders of Common Stock are entitled to one vote per share.

Except as required by applicable law, the rules and regulations of any stock exchange applicable to the Company or the limited voting rights applicable to the Series A Preferred Stock, and except with respect to the election of directors, all matters to be voted on by common shareholders at a meeting at which a quorum is present must be approved by the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy at the meeting and entitled to vote thereon. In all director elections other than uncontested elections or as described below under “Series A Preferred Stock and Depositary Shares – Voting -- Right to Elect Two Directors upon Nonpayment,” the nominees for director shall be elected by a plurality of the votes cast, meaning that the number of nominee directors on the slate of candidates who receive the most votes of the common shareholders present or represented by proxy and entitled to vote at the annual meeting will be the elected directors. In uncontested elections, the election of directors is determined by the affirmative vote of holders of at least a majority of the outstanding shares of Common Stock present in person or represented by proxy at the meeting and entitled to vote thereon.

Dividends

Subject to any preferences applicable to any outstanding series of our preferred stock, holders of our Common Stock are entitled to receive dividends out of any of our funds legally available therefor when, as and if declared by the board of directors in its discretion.

Liquidation

Under our Certificate of Incorporation, in the event of our dissolution, liquidation or winding-up, whether voluntary or involuntary, after payment of the debts and liabilities of the Company and all preferential amounts required to be paid to the holders of any outstanding series of our preferred stock, our remaining assets legally available for distribution to common shareholders, if any, will be distributed among the holders of the shares of Common Stock, pro rata based on the number of shares held by each such holder.

Other Rights and Preferences

The holders of our Common Stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The Common Stock is not subject to future calls or assessments by us. The rights and privileges of holders of our Common Stock are subject to the rights and privileges of the Series A Preferred Stock and any additional series of preferred stock that we may issue in the future.

Exchange Listing

Our Common Stock is listed on the New York Stock Exchange under the trading symbol, “JXN”.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Equiniti Trust Company, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55210.

Series A Preferred Stock and Depositary Shares

Series A Preferred Stock

The Series A Preferred Stock represents a single series of our authorized preferred stock. The Series A Preferred Stock is not convertible into, or exchangeable for, shares of our Common Stock or any other class or series of our other securities and is not subject to any sinking fund or any other obligation of ours for their repurchase or retirement. The Series A Preferred Stock is not subject to future assessments by us.
Dividends
Holders of the Series A Preferred Stock are entitled to receive, only when, as and if declared by our board of directors (or a duly authorized committee of the board), noncumulative cash dividends applied to the liquidation amount of $25,000 per share of the Series A Preferred Stock on each dividend payment date for each dividend period. Dividends accrue as follows:
•from the original issue date of the Series A Preferred Stock to, but excluding, March 30, 2028 at a rate per annum equal to 8.000%; and
•from, and including, March 30, 2028, during each reset period, at a rate per annum equal to the Five-year U.S. Treasury Rate as of the applicable reset dividend determination date plus 3.728%.
A “dividend payment date” means March 30, June 30, September 30 and December 30 of each year, provided that if any such date is not a business day, then on the dividend payment date shall be the next succeeding business day (without any adjustment in the amount of the dividends paid).
A “dividend period” means each period from, and including, a dividend payment date and continuing to, but excluding, the next succeeding dividend payment date. As that term is used in this exhibit, each dividend payment date “relates” to the dividend period most recently ending before such dividend payment date.
A “reset date” means March 30, 2028 and each date falling on the fifth anniversary of the preceding reset date.
A “reset period” means the period from and including March 30, 2028 to, but excluding, the next following reset date and thereafter each period from and including each reset date to, but excluding, the next following reset date.
A “reset dividend determination date” means, in respect of any reset period, the day falling three business days prior to the beginning of such reset period.

The “Five-year U.S. Treasury Rate” means, as of any reset dividend determination date, as applicable, (i) the average of the yields on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, for the five business days appearing (or, if fewer than five business days appear, such number of business days appearing) under the caption “Treasury Constant Maturities” in the most recently published H.15 Daily Update (as defined below) as of 5:00 p.m. (Eastern Time) as of any date of determination; or (ii) if there are no such published yields on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, then the rate will be determined by interpolation between the average of the yields on actively traded U.S. treasury securities adjusted to constant maturity for two series of actively traded U.S. treasury securities, (A) one maturing as close as possible to, but earlier than, the reset date following the next succeeding reset dividend determination date and (B) the other maturing as close as possible to, but later than, the reset date following the next succeeding reset dividend determination date, in each case for the five business days appearing (or, if fewer than five business days appear, such number of business days appearing) under the caption “Treasury Constant Maturities” in the H.15 Daily Update as of 5:00 p.m. (Eastern Time) as of any date of determination.
If we, in our sole discretion, determine that the Five-year U.S. Treasury Rate cannot be determined in the manner applicable for such rate (which, as of the original issue date of the Series A Preferred Stock, is pursuant to the methods described in clauses (i) or (ii) above), we may, in our sole discretion, initiate a process to determine whether there is an industry-accepted successor rate and, if so determined, any adjustments needed to implement that successor rate or to adjust it to make it comparable to the then-applicable base rate (which, as of the original issue date of the Series A Preferred Stock, is the initial base rate) in each case, in a manner that is consistent with industry-accepted practices for the use of such successor rate. If we, in our sole discretion, do not initiate that process or the process indicates there is no industry-accepted successor rate to then-applicable base rate, then the Five-year U.S. Treasury Rate will be the same rate determined for the prior reset dividend determination date or, if this sentence is applicable with respect to the first reset dividend determination date, 4.272%.
“H.15 Daily Update” means the daily statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System.
Dividends on shares of the Series A Preferred Stock are not cumulative and are not mandatory. If a dividend on the Series A Preferred Stock is not declared in respect of a dividend period, then no dividend will be deemed to have accrued for such dividend period, be payable on the related dividend payment date, or accumulate, and we will have no obligation to pay any dividend accrued for such dividend period, whether or not our board of directors (or a duly authorized committee of the board) declares a dividend on the Series A Preferred Stock or any other series of our preferred stock or on our common stock for any future dividend period. References to the “accrual” (or similar terms) of dividends in this description refer only to the determination of the amount of such dividend and do not imply that any right to a dividend arises prior to the date on which a dividend is declared.
Dividends will be payable to holders of record as they appear on the applicable record date, which will be the 15th calendar day before the applicable dividend payment date, or such other record date fixed by our board of directors (or a duly authorized committee of the board) that is not more than 60 nor less than 10 days prior to such dividend payment date, in advance of payment of each particular dividend.
The amount of dividends payable per share of the Series A Preferred Stock will be calculated on the basis of a 360-day year consisting of twelve 30-day months.
During any dividend period, so long as the Series A Preferred Stock is outstanding, unless the full dividends for the preceding dividend period on all outstanding shares of Series A Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside (for the avoidance of doubt, there was no preceding dividend period for the initial dividend period):
(i)    no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any junior stock, such as the Common Stock (other than (1) a dividend payable solely in junior stock or (2) any dividend in connection with the implementation of a shareholders’ rights plan or the redemption or repurchase of any rights under such plan),
(ii)    no shares of junior stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (1) as a result of a reclassification of junior stock for or into other junior stock, (2) the exchange or conversion of one share of junior stock for or into another share of junior stock, (3) purchases, redemptions or other acquisitions of shares of junior stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (4) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such securities or the security being converted or exchanged, (5) purchases of our common stock pursuant to contractually binding requirement to buy common stock existing prior to the preceding dividend period, including, in each case, under a contractually binding stock repurchase program, and (6) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us and
(iii)    no shares of parity stock shall be repurchased, redeemed or otherwise acquired for consideration by us other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series A Preferred Stock and such parity stock (other than the exchange or conversion of such parity stock for or into shares of junior stock).
If dividends are not declared and paid in full upon the shares of the Series A Preferred Stock and any parity stock, all dividends declared upon shares of the Series A Preferred Stock and any parity stock will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current dividend period per share of the Series A Preferred Stock, and accrued dividends for the then-current dividend period per share of any parity stock (including, in the case of any parity stock that bear cumulative dividends, all accrued and unpaid dividends), bear to each other.
Subject to the considerations described above, dividends (payable in cash, stock, or otherwise), as may be determined by the board of directors or a duly authorized committee of the board of directors, may be declared and paid on any securities, including common stock, any other junior stock and any parity stock from time to time out of any assets legally available for such payment, and holders of Series A Preferred Stock will not be entitled to participate in any such dividend.
Redemption
The Series A Preferred Stock is perpetual and has no maturity date. The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund, or other similar provisions. Holders of Series A Preferred Stock have no right to require the redemption or repurchase of any shares of Series A Preferred Stock.
We may also, upon notice, at our option, redeem the shares of the Series A Preferred Stock:
(a)     in whole but not in part at any time prior to March 30, 2028, (i) within 90 days after the occurrence of a “rating agency event” at a redemption price equal to $25,500 per share (equivalent to $25.50 per Depositary Share), plus an amount equal to any accrued but unpaid dividends to, but excluding, the redemption date, or (ii) within 90 days after the occurrence of a “regulatory capital event,” at a redemption price equal to $25,000 per share (equivalent to $25 per Depositary Share), or
(b)     in whole or in part, from time to time, on or after March 30, 2028, at a redemption price equal to $25,000 per share (equivalent to $25 per Depositary Share), plus an amount equal to any accrued but unpaid dividends to, but excluding, the redemption date.
Dividends will cease to accrue on the shares of the Series A Preferred Stock called for redemption from, and including, the redemption date.
For the purposes of the preceding paragraph:
“rating agency event” means that any nationally recognized statistical rating organization as defined in Section 3(a)(62) of the Exchange Act, that then publishes a rating for us (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Series A Preferred Stock, which amendment, clarification or change results in:
•the shortening of the length of time the Series A Preferred Stock is assigned a particular level of equity credit by that rating agency as compared to the length of time it would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the Series A Preferred Stock; or
•the lowering of the equity credit (including up to a lesser amount) assigned to the Series A Preferred Stock by that rating agency as compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the Series A Preferred Stock.

“regulatory capital event” means our good faith determination that, as a result of:
•any amendment to, or change in, the laws, rules or regulations of the United States or any political subdivision of or in the United States or any other governmental agency or instrumentality as may then have group-wide oversight of our regulatory capital that is enacted or becomes effective after March 13, 2023,
•any proposed amendment to, or change in, those laws, rules or regulations that is announced or becomes effective after March 13, 2023, or
•any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations that is announced after March 13, 2023, there is more than an insubstantial risk that the liquidation preference per share of the Series A Preferred Stock outstanding from time to time would not qualify as capital (or a substantially similar concept) for purposes of any group capital standard to which we are or will be subject.
If we become subject to capital regulation and the Series A Preferred Stock is included in our regulatory capital, the redemption of the Series A Preferred Stock and the Depositary Shares may be subject to our receipt of any required prior approval from a capital regulator and to the satisfaction of any conditions set forth in applicable capital rules and any other regulations of such capital regulator.
Notice of redemption shall be given by first class mail to the holders of record of the Series A Preferred Stock to be redeemed, mailed at least 30 days and not more than 60 days prior to the date fixed for redemption (provided that if the Series A Preferred Stock or any Depositary Shares are held in book-entry form through DTC, we may give this notice in any manner permitted by DTC). Each notice will state: (i) the redemption date; (ii) the number of shares of the Series A Preferred Stock to be redeemed and, if less than all shares of the Series A Preferred Stock held by the holder are to be redeemed, the number of shares to be redeemed from the holder; (iii) the redemption price or the manner of its calculation; and (iv) if Series A Preferred Stock is evidenced by definitive certificates, the place or places where the certificates representing those shares are to be surrendered for payment of the redemption price.
If notice of redemption of any shares of Series A Preferred Stock has been duly given and if, on or before the redemption date specified in the notice, the funds necessary for the redemption have been set aside, separate and apart from its other funds, in trust for the pro rata benefit of the holders of record of any shares of Series A Preferred Stock so called for redemption, then from and after the redemption date, those shares will no longer be deemed outstanding and all rights of the holders of those shares (including the right to receive any dividends) will terminate, except the right to receive the redemption price.
Liquidation Rights
In the event of liquidation, dissolution or winding up, whether voluntary or involuntary, holders of the Series A Preferred Stock are entitled to receive in full a liquidating distribution of $25,000 per share of Series A Preferred Stock (the “liquidation preference amount”), plus dividends that have been declared but not paid prior to the date of payment of distributions to shareholders, without regard to any undeclared dividends, before we make or set aside any distribution of assets to the holders of Common Stock or any other junior stock. Holders of Series A Preferred Stock are not entitled to any other amounts from us after they have received their full liquidating distribution.
If our assets are not sufficient to pay the full liquidating distribution to holders of Series A Preferred Stock and holders of parity stock, the amounts paid to the holders of Series A Preferred Stock and holders of any parity stock are to be paid pro rata in accordance with the respective aggregate liquidating distribution owed to those holders, plus any dividends that have been declared but not paid prior to the date of payment of distributions to shareholders, without regard to any undeclared dividends.
For purposes of the liquidation rights, none of the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute our liquidation, dissolution or winding-up.
Voting Rights
Except as described under “Right to Elect Two Directors upon Nonpayment” and “Other Voting Rights” below or as otherwise required by law, the holders of the Series A Preferred Stock have no voting rights.

•Right to Elect Two Directors upon Nonpayment
If and when the dividends on the Series A Preferred Stock and any other class or series of our preferred stock that ranks equally with the Series A Preferred Stock and that has voting rights equivalent to those described in this paragraph (“voting parity stock”), have not been declared and paid (i) in the case of the Series A Preferred Stock and any other class or series of voting parity stock bearing non-cumulative dividends, in full for at least six quarterly dividend periods or their equivalent (whether or not consecutive) or (ii) in the case of voting parity stock bearing cumulative dividends, in an aggregate amount equal to full dividends for at least six quarterly dividend periods or their equivalent (whether or not consecutive) (a “nonpayment event”), the authorized number of directors then constituting our board of directors will automatically be increased by two. Holders of the Series A Preferred Stock, together with the holders of any outstanding shares of voting parity stock, voting together as a single class, will be entitled to elect the two additional members of our board of directors (the “preferred stock directors”) at any annual or special meeting of shareholders at which directors are to be elected or any special meeting of the holders of the Series A Preferred Stock and any voting parity stock for which dividends have not been paid, called as provided below; provided it shall be a qualification for any such preferred stock director that election of any preferred stock directors would not cause us to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors. In addition, our board of directors shall at no time have more than two preferred stock directors (including, for purposes of this limitation, all directors that the holders of any series of voting parity stock are entitled to elect pursuant to like voting rights).
At any time after this voting power has vested as described above, our secretary may, and upon the written request of holders of record of at least 20% of the outstanding shares of the Series A Preferred Stock and voting parity stock (addressed to the secretary at our principal office) must, call a special meeting of the holders of the Series A Preferred Stock and voting parity stock for the election of the preferred stock directors; provided that if any such written request for a special meeting is received less than 90 days before the date fixed for the next annual or special meeting of our shareholders such election shall be held only at such next annual or special meeting of shareholders. Such request to call such a special meeting shall be made by written notice, signed by the requisite holders of Series A Preferred Stock or voting parity stock, and delivered to our secretary. If our secretary fails to call a special meeting within 20 days after receiving proper notice, then any holder of shares of the Series A Preferred Stock may (at our expense) call a special meeting for the election of the preferred stock directors, and for that purpose shall have access to our stock ledger.
Whenever full dividends have been paid on the Series A Preferred Stock and any noncumulative voting parity stock for at least one year and all dividends on any cumulative voting parity stock have been paid in full, then the right of the holders of the Series A Preferred Stock to elect the preferred stock directors will cease (but subject always to the same provisions for the vesting of these voting rights in the case of any future nonpayment event, which, for the avoidance of doubt, will not be based on failure to declare or pay dividends for any quarterly dividend period on which a prior nonpayment event was based), the terms of office of all preferred stock directors will immediately terminate and the number of directors constituting our board of directors will be reduced accordingly.
Any preferred stock director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series A Preferred Stock and voting parity stock, when they have the voting rights described above (voting together as a single class). The preferred stock directors elected at any such special meeting shall hold office until the next annual meeting of our shareholders unless they have been previously terminated as above provided. In case any vacancy occurs among the preferred stock directors, a successor will be elected by our board of directors to serve until the next annual meeting of the shareholders upon the nomination of the then remaining preferred stock director or if no preferred stock director remains in office, by the vote of the holders of record of a majority of the outstanding shares of the Series A Preferred Stock and all voting parity stock for which dividends have not been paid, voting as a single class. The preferred stock directors shall each be entitled to one vote per director on any matter.
•Other Voting Rights
So long as any shares of Series A Preferred Stock remain outstanding, the affirmative vote or consent of the holders of at least two-thirds of all outstanding shares of the Series A Preferred Stock, voting separately as a class, will be required to:
•authorize or increase the authorized amount of, or issue shares of any class or series of senior stock, or issue any obligation or security convertible into or evidencing the right to purchase any such shares;
•amend the provisions of our Certificate of Incorporation so as to adversely affect the powers, preferences, privileges or rights of the Series A Preferred Stock, taken as a whole; provided, however, that any increase in the amount of the authorized or issued Series A Preferred Stock or authorized common stock or preferred stock or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equally with or junior to the Series A Preferred Stock (whether such dividends are cumulative or noncumulative) in the distribution of assets upon our liquidation, dissolution or winding-up will not be deemed to adversely affect the powers, preferences, privileges or rights of the Series A Preferred Stock; or
•consolidate with or merge into any other corporation unless the shares of Series A Preferred Stock outstanding at the time of such consolidation or merger or sale are converted into or exchanged for preference securities having such rights, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series A Preferred Stock, taken as a whole.
The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding shares of Series A Preferred Stock will have been redeemed or called for redemption upon proper notice and sufficient funds will have been set aside by us for the benefit of the holders of the Series A Preferred Stock to effect such redemption.
No voting parity stock is currently outstanding.
No Preemptive and Conversion Rights
Holders of the Series A Preferred Stock do not have any preemptive rights. The Series A Preferred Stock is not convertible into or exchangeable for property or shares of any other series or class of our capital stock.
Transfer Agent, Registrar, Dividend Disbursement Agent and Redemption Agent
Equiniti Trust Company, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55210, is the depositary, transfer agent, registrar, dividend disbursement agent and redemption agent for the Series A Preferred Stock. We may at any time remove Equiniti Trust Company as the depositary, and we will then appoint a successor depositary. Any such termination of Equiniti Trust Company as the depositary will automatically be deemed to be a removal of Equiniti Trust Company as transfer agent, registrar, dividend disbursement agent and redemption agent. We will use our best efforts to ensure that there is, at all relevant times when the Series A Preferred Stock is outstanding, a person or entity appointed and serving as the depositary.
Depositary Shares

Dividends and Other Distributions
Each dividend on a Depositary Share will be in an amount equal to 1/1,000th of the dividend declared on each share of Series A Preferred Stock.
Equiniti Trust Company, as the dividend disbursement agent, will distribute any cash dividends or other cash distributions received in respect of the deposited Series A Preferred Stock to the record holders of Depositary Shares in proportion to the number of the Depositary Shares held by each holder on the relevant record date. The dividend disbursement agent will distribute any distribution received by it other than cash, rights, preferences or privileges upon the Series A Preferred Stock to the record holders of Depositary Shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with our approval, adopt such method as it deems equitable and practicable including selling the property and distributing the net proceeds from the sale to the holders of Depositary Shares in proportion to the number of Depositary Shares they hold.
Record dates for the payment of dividends and other matters relating to the Depositary Shares will be the same as the corresponding record dates for the Series A Preferred Stock.
The amounts distributed to holders of Depositary Shares will be reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges.
Redemption of the Depositary Shares
If we redeem the Series A Preferred Stock represented by the Depositary Shares, a corresponding number of Depositary Shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series A Preferred Stock held by the depositary. The redemption price per Depositary Share will be equal to 1/1,000th of the redemption price per share payable with respect to the Series A Preferred Stock (equivalent to $25 per Depositary Share or, in the case of a rating agency event, $25.50 per Depositary Share), plus a proportional amount equal to any accrued but unpaid dividends to, but excluding, the redemption date, on the shares of the Series A Preferred Stock. Whenever we redeem shares of the Series A Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of the Depositary Shares representing shares of the Series A Preferred Stock so redeemed.
In case of any redemption of less than all of the outstanding Depositary Shares, the Depositary Shares to be redeemed will be selected by the depositary pro rata, by lot or by such other method in accordance with DTC’s procedures. If fewer than all of the Depositary Shares are redeemed, the depositary will deliver to the holder of such shares, upon its surrender to the depositary, together with the redemption payment, a new depositary receipt evidencing the Depositary Shares evidenced by the prior receipt and not called for redemption.
The depositary will, if requested in writing, mail (or otherwise transmit by an authorized method) notice of redemption to holders of Depositary Shares not less than 10 and not more than 60 days prior to the date fixed for redemption of the Series A Preferred Stock and the Depositary Shares.
Voting of the Depositary Shares
When the depositary receives notice of any meeting at which the holders of the Series A Preferred Stock are entitled to vote, the depositary will, if requested in writing, mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of Depositary Shares relating to the Series A Preferred Stock. Each record holder of Depositary Shares on the record date, which will be the same date as the record date for the Series A Preferred Stock, may instruct the depositary to vote the amount of whole shares of the Series A Preferred Stock represented by the Depositary Shares evidenced by such record holder’s depositary receipts. Although each Depositary Share is entitled to 1/1,000th of a vote, the depositary can only vote whole shares of Series A Preferred Stock. To the extent possible, the depositary will vote the amount of the Series A Preferred Stock represented by the Depositary Shares as to which instructions are received and in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any Depositary Shares, it will not vote the amount of the Series A Preferred Stock represented by the Depositary Shares evidenced by such receipts.
Listing
The Depositary Shares are listed on the New York Stock Exchange under the symbol “JXN PR A.”
Form of the Depositary Shares
The Depositary Shares were issued in book-entry form through DTC. The Series A Preferred Stock was issued in registered form to the depositary.
Depositary
Equiniti Trust Company, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55210, is the depositary for the Depositary Shares. We may terminate any such appointment and may appoint a successor depositary at any time and from time to time, provided that we will use our best efforts to ensure that there is, at all relevant times when the Series A Preferred Stock is outstanding, a person or entity appointed and serving as such depositary.
Anti-Takeover Effects of our Certificate of Incorporation and By-Laws

Certain provisions of our Certificate of Incorporation and By-Laws may discourage or make more difficult a takeover attempt that a shareholder might consider to be in his or her best interest. These provisions may also adversely affect prevailing market prices for our Common Stock. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which could result in an improvement of their terms.

Authorized but Unissued Shares of Common Stock

As of February 20, 2024, approximately 77,412,271 shares of our Common Stock were outstanding. The remaining shares of authorized and unissued Common Stock will be available for future issuance without additional shareholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our Board of Directors in opposing a hostile takeover bid.

Authorized but Unissued Shares of Preferred Stock

Under our Certificate of Incorporation, our Board of Directors has the authority, without further action by our shareholders, to issue up to 99,976,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the Common Stock at a premium over the market price of the Common Stock, and may adversely affect the market price of, and the voting and other rights of the holders of, our Common Stock.

Removal of Directors

Our By-Laws provide that directors elected by holders of Common Stock may be removed, with or without cause, at any time upon the affirmative vote of holders of a majority of the then-outstanding shares of Common Stock, acting at a shareholder meeting. Any vacancy in our board (other than in respect of directors elected by holders of Series A Preferred Stock as described above) shall be filled by an affirmative vote of at least a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

Shareholders Advance Notice Procedure

Our By-Laws require advance notice for shareholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders. The By-Laws provide that any shareholders wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our Secretary a written notice of the shareholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company. To be timely, the shareholder’s notice must be delivered to our Secretary at our principal executive offices not less than 90 days nor more than 120 days before the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date of the preceding year’s annual meeting, or if no annual meeting was held during the preceding year, a shareholder’s notice must be delivered to our Secretary not later than the close of business on the later of the 90th day prior to such annual meeting or the close of business on the 10th day following the day on which a public announcement of the date of the meeting is first made by us.

No Shareholder Action by Written Consent

Our Certificate of Incorporation prohibits shareholders from acting by written consent. Shareholder action may be taken only at an annual meeting or special meeting of shareholders.

Special Meetings of Shareholders

Except as otherwise required by law and subject to the rights granted to holders of Series A Preferred Stock and any rights granted to holders of any other preferred stock then outstanding, special meetings of shareholders for any purpose may be called only by the Chair of our board of directors, pursuant to a resolution of our board adopted by at least a majority of the directors then in office, or by our corporate secretary upon written request of one or more record holders representing ownership of 25% or more of the total combined voting power of the outstanding shares of Common Stock entitled to vote on the business to be brought before the proposed special meeting.

Delaware Anti-Takeover Law

As a Delaware corporation, we are subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an ”interested shareholder” for a 3-year period following the time that such shareholder becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within 3 years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested shareholder is prohibited, unless one of the following conditions is satisfied:

•before the shareholder became an interested shareholder, our board approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;
•upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the voting stock outstanding, shares owned by persons who are directors and officers; or
•at or after the time the shareholder became interested, the business combination was approved by our board and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

This provision is expected to have an anti-takeover effect with respect to transactions not approved in advance by our board, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by our shareholders.

Insurance Regulations

The insurance laws and regulations of the various states in which our insurance subsidiaries are organized may delay or impede a business combination or other strategic transaction involving us. State insurance laws prohibit an entity from acquiring control of an insurance company without the prior approval of the domestic insurance regulator. Under most states’ statutes, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. These regulatory restrictions may delay, deter or prevent a potential merger or sale of our company, even if our board decides that it is in the best interests of shareholders for us to merge or be sold. These restrictions also may delay sales by us or acquisitions by third parties of our subsidiaries.